AB
3/17

15025025

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-068651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loughlin Investments LLC d/b/a LM+Co Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 West 42nd Street - 9th fl
(No. and Street)

New York | NY | 10036
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co. LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy Suite 290 | Livingston | NJ | 07039
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/17/15

OATH OR AFFIRMATION

I, PETER BROSHEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOUGHLIN INVESTMENTS LLC d/b/A LM+CO Capital, as of 15 JANUARY, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter Broshek

Signature

Chief Compliance Officer

Title

Notary Public

MICHAEL A. BIONDI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BI6213122
Qualified in New York County
Commission Expires November 2, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUGHLIN INVESTMENTS LLC D/B/A LM + CO CAPITAL
Financial Statements
December 31, 2014

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL

Table of Contents
December 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments, LLC
d/b/a LM + Co Capital
New York, New York

We have audited the accompanying financial statements of Loughlin Investments, LLC d/b/a LM + Co Capital ("Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Loughlin Investments, LLC d/b/a LM + Co Capital's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loughlin Investments, LLC d/b/a LM + Co Capital as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 24, 2015

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 68,937
Accounts receivable	20,000
Prepaid expenses	4,779
	$ 93,716
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accrued expenses	$ 1,946
Commitements and Contingencies	
Members' Equity	91,770
	$ 93,716

The accompanying notes are an integral part of the financial statements.

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL

Statement of Operations
For the Year Ended December 31, 2014

Revenue	
Commission revenue	$ 105,000
Expenses	
Compliance	35,488
Office	7,736
Taxes	275
Insurance	690
Professional development	596
Professional fees	6,669
Regulatory fees	6,431
Rent	7,200
Travel and entertainment	12,722
Telephone and internet	1,200
	79,007
Net Income	$ 25,993

The accompanying notes are an intregral part of the financial statements.

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL

Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Balance - January 1, 2014	$ 35,777
Capital contributions	30,000
Net income	25,993
Balance - December 31, 2014	$ 91,770

The accompanying notes are an integral part of the financial statements.

LOUGHLIN INVESTMENTS, LLC D/B/A LM + CO CAPITAL

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows Provided by (Used for):	
Operating activities:	
Net income	$ 25,993
Changes in certain assets and liabilities:	
Accounts receivable	(20,000)
Prepaid expenses	2,630
Net Cash Provided by Operating Activities	8,623
Financing activities	
Capital contributions	30,000
Net Cash Provided by Financing Activities	30,000
Net Increase in Cash	38,623
Cash	
Beginning of period	30,314
End of peirod	$ 68,937

The accompanying notes are an integral part of the financial statements.

1 - Organization and Summary of Significant Accounting Policies

a. ***Organization*** - Loughlin Investments, LLC d/b/a LM + Co Capital (the "Company") was formed in 2004 in the state of Delaware. The Company is headquartered in New York, New York. On November 13, 2012, the Securities and Exchange Commission ("SEC") accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on November 13, 2012, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is registered with the SEC and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions and other related services.

b. ***Basis of Accounting*** - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

c. ***Reporting Period*** - The Company reports its financial information on a calendar year (December 31). These financial statements reflect the financial information as of December 31, 2014 and for the year then ended.

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. ***Revenue Recognition*** - Revenue consist of fees earned from providing advisory services and are recorded upon performance of these services.

f. ***Income Taxes*** - The Company is treated as a partnership for federal and statement income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members.

g. ***Subsequent Events*** – The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 17, 2015, the date the financial statements were available to be issued.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. At December 31, 2014, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during the year ended December 31, 2014.

2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1).

At December 31, 2014, the Company's net capital is as follows:

Net Capital	$	66,991
Net Capital Requirement		5,000
Amount In Excess Of Net Capital Requirement	$	61,991
Aggregate Indebtedness To Net Capital		2.90%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2014.

3 - Concentrations of Credit Risk

For the year ended ended December 31, 2014, three customers made up 95% of the Company's annual revenues.

4 - Related Party Transactions

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by Loughlin Management Partners & Co., Inc., a related party through common ownership, on behalf of the Company. For the year ended December 31, 2014, expenses related to the expense sharing agreement amounted to approximately $14,000.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Loughlin Investments, LLC
d/b/a LM + Co Capital
New York, New York

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Loughlin Investments, LLC d/b/a LM + Co Capital's financial statements as of and for the year ended December 31, 2014, and our report thereon dated February 24, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 24, 2015

Loughlin Investments LLC d/b/a LM+Co Capital
December 31, 2014

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 91,770
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	24,778
NET CAPITAL	66,991
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($100,000 if higher)	5,000
EXCESS NET CAPITAL	$ 61,991
AGGREGATE INDEBTEDNESS	
Deferred rent and other liabilities	$ 1,946
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.90%

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5
Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of December 31, 2014.

	Net Capital
As reported (unaudited)	$ 66,991
Adjustments to the initial filing:	
Adjustments to non-allowable assets	-
Total changes from initial filing	-
Net capital per above	$ 66,991

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Loughlin Investments, LLC
d/b/a LM + Co Capital
New York, New York

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements in which (1) Loughlin Investments, LLC d/b/a LM + Co Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which Loughlin Investments, LLC d/b/a LM + Co Capital claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Loughlin Investments, LLC d/b/a LM + Co Capital stated that Loughlin Investments, LLC d/b/a LM + Co Capital met the identified exemption provisions throughout the most recent fiscal year without exception. Loughlin Investments, LLC d/b/a LM + Co Capital management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Loughlin Investments, LLC d/b/a LM + Co Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 24, 2015

LM+Co
CAPITAL

Results. Period™

January 15, 2015

On behalf of Loughlin Investments d/b/a LM+Co Capital, I, as Chief Compliance Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- LM+ Co Capital claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- LM+Co Capital did not hold any customer funds or securities at any time during the year.
- LM+Co Capital met the identified exemption provisions throughout the reporting period of January 1st thru December 31, 2014 without exception.

Peter Broshek

Peter Broshek
Chief Compliance Officer
LM+Co Capital